Fidelity INVESTMENTS

September 23, 2008

U.S. Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20543

Re: North Carolina Capital Management Trust
Rule 17g Compliance Filing
Fidelity Bond Coverage Period: July 1, 2008 – July 1, 2009

To Whom it May Concern,

In compliance with Rule 17g, we submit herewith the following:

1. Statement as to the period for which premiums have been paid (for subject bond coverage).

Please contact me if you have any questions. I can be reached at 617-563-2375.

Sincerely,

Ann Barry
Director
FMR LLC

Enc.

FMR LLC
Insurance & Risk Management
82 Devonshire Street V6D
Boston, MA 02109

Premium Payment Statement

I, Thomas Wronski, under authority of the North Carolina Capital Management Trust, do hereby attest that the following statement is true and accurate:

The North Carolina Capital Management Trust Blanket Bond coverage for the mutual funds is effective and premiums have been paid for the period July 1, 2008 – July 1, 2009.

Thomas W. Wronski
Vice President, Insurance & Risk Management
FMR LLC

9/24/08
Date